SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Room M & N, 6/F, Block 3
Camelpaint Buildings
60 Hoi Yuen Road
Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date February 28, 2002

By ______________________
Roland W. Kohl
Chief Executive Officer

Attached hereto is a copy of the Registrant's February 22, 2002 press release.

NEWS RELEASE

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Telephone:
(310) 207-9300
Fax:
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Web Address:
www.pondel.com

CONTACT: Gary S. Maier
PondelWilkinson MS&L
(310) 207-9300

HIGHWAY HOLDINGS LIMITED REPORTS FISCAL THIRD QUARTER RESULTS

HONG KONG — February 22, 2002 — Highway Holdings Limited (Nasdaq: HIHOF) today announced financial results for its third fiscal quarter ended December 31, 2001.

Net sales for the fiscal third quarter were $4.2 million compared with $4.4 million a year earlier. For the same period, the company reported a net loss of $415,000, or $0.14 per share, versus $244,000, or $0.08 per share, last year.

For the nine-month period, net sales increased 4.0 percent to $14.8 million from $14.2 million a year earlier. For the same period of fiscal 2002, the company reported a net loss of $206,000, or $0.07 per share, compared with $119,000, or $0.04 per share, in fiscal 2001.

Roland Kohl, Highway Holdings' chairman and chief executive officer, stated, "Although net sales increased year to date, operating income was impacted by higher selling, general and administrative expenses associated with U.S. legal costs incurred in litigating the company's right to import into the U.S. the company's innovative new camera product."

He noted that net sales to date for the current fiscal year were greater than the same period a year earlier. In addition, Kohl highlighted improvements in gross profits for the current three- and nine-month periods compared with a year ago due to an increased emphasis on efficiencies throughout our organization and increased sales of cameras.

"Given certain organizational changes and new marketing initiatives, we are optimistic about the opportunities for our camera and clock business, as well as prospects for our metal stamping business as the worldwide economies improve, particularly in Asia." Kohl said.

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Kohl also noted that sales from the company's camera division continued to be particularly strong during the quarter. Camera sales for the third fiscal quarter climbed approximately 77 percent to $942,000 from $532,000 a year earlier, representing 22 percent of total sales. Kohl indicated that the company's camera business continued to benefit from new and very focused marketing initiatives, as well as continued customer demand for the company's camera products, including its innovative underwater camera. He indicated that camera sales increased significantly in Europe and in Hong Kong, supported, in Europe, by the January 2001opening of a new camera manufacturing facility in Bulgaria for the purpose of expanding the company's presence in the region.

Clock sales for the quarter decreased by 19.8 percent to $586,000 from $731,000 last year, representing approximately 13.8 percent of total sales. The decrease relates mainly to a strong reduction in sales of Quartz clocks, which are impacted by the weak worldwide economical situation and the related severe price competition.

Sales of metal stamped parts and components for the quarter decreased 12.1 percent to $2.7 million from $3.1 million a year ago, representing approximately 64 percent of total sales.

"The metal stamping business remains soft due to the present weakness in Asian business, particularly Japan." said Kohl.

He noted that selling, general and administrative expenses increased for both the three- and nine-month periods by $135,000 and $291,000, respectively. Substantially all of the increase in general and administrative expenses were attributable to legal expenses incurred by the company in the U.S. related to its efforts to obtain permission to import a new camera into the U.S. The company expects its legal expenses to remain high as it pursues its right to market the new-patented camera in the U.S. market.

Kohl added that during the past year, the company has been restructuring its operations, management and facilities in order to reduce its general and administrative expenses. While these restructuring efforts have reduced general and administrative expenses in Hong Kong and China, the cost savings have been offset by the additional costs associated with the start up of a new camera production plant in Bulgaria and by marketing and advertising expenses associated with additional trade show activities. As a result of the increased S, G & A expenses, the company incurred an operating loss of $445,000 during the fiscal quarter ended December 31, 2001, compared with an operating loss of $384,000 in the quarter a year earlier.

Although the company has incurred recent losses, the company believes that it has ample financial resources to fund all of its anticipated working capital needs for the

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next twelve months. As of December 31, 2001, the company had working capital of over $6.6 million, virtually no long-term debt, and a current ratio of 2.7 to 1.

Highway Holdings manufactures clocks and clock movements for sale under the company's own Kienzle Uhren brand name, as well as for unaffiliated clock companies. It also manufactures a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. Additionally, Highway Holdings manufactures finished products, including single-use and 35 mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities in nearby Shenzhen province of the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company's various filings with the Securities and Exchange Commission, including without limitation the Registration Statement on Form F-1, as amended (Registration No. 333-05980), and the company's annual reports on Form 20-F.

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(Tables Follow)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Quarter Ended December 31, 2001	Quarter Ended December 31, 2000	Nine Months Ended December 31, 2001	Nine Months Ended December 31, 2000
Net sales	$ 4,246	$ 4,352	$ 14,791	$ 14,219
Cost of sales	3,721	3,901	12,389	11,865
Gross profit	525	451	2,402	2,354
Selling, general and administrative expenses	970	835	2,728	2,437
Operating income/(loss)	(445)	(384)	(326)	(83)
Non-operating items				
Interest expenses	(17)	(44)	(65)	(118)
Exchange gain (loss), net	(8)	148	92	(40)
Interest income	15	37	58	105
Other income	40	12	61	41
Total non-operating income (expenses)	30	153	146	(12)
Share of loss of affiliate	0	0	0	0
Net income/(loss) before income taxes	(415)	(231)	(180)	(95)
Income taxes	0	13	26	24
Net income/(loss)	$ (415)	$ (244)	$ (206)	$ (119)
Earnings per share - basic	$ (0.14)	$ (0.08)	$ (0.07)	$ (0.04)
Weighted average number of shares - basic	2,905	2,936	2,905	2,936
Earnings per share - diluted	$ (0.14)	$ (0.08)	$ (0.07)	$ (0.04)
Weighted average number of shares – diluted	2,905	2,936	2,905	2,936

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	December 31, 2001 (Unaudited)	March 31 2001
Current assets		
Cash and cash equivalents	$ 1,919	$ 2,293
Restricted cash	1,265	1,265
Accounts receivable, net of doubtful accounts	2,209	2,066
Inventories	4,646	4,143
Income taxes receivable	106	5
Prepaid expenses and other current assets	407	357
Total current assets	10,552	10,129
Property, plant and equipment, net	4,357	4,723
Investment and advance in affiliate	7	7
Industrial property rights	836	785
Total assets	$ 15,752	$ 15,644
Current liabilities:		
Short-term borrowings	$ 1,113	$ 1,194
Current portion of long-term debt	72	37
Accounts payable	1,704	1,937
Accrued payroll and employee benefits	301	262
Income tax payable	26	1
Other liabilities and accrued expenses	743	273
Total current liabilities	3,959	3,704
Long-term debt	63	12
Deferred income taxes	231	231
Shareholders' equity:		
Common shares, $0.01 per value authorized 20,000,000 shares; issued 2,935,776 shares at December 31, 2001; outstanding shares at December 31, 2001: 2,904,176	30	30
Additional paid-in capital	8,793	8,793
Retained earnings	2,750	2,956
Accumulated other comprehensive income	(25)	(33)
Treasury shares, at cost-31,600 shares	(49)	(49)
Total shareholders' equity	11,499	11,697
Total liabilities and shareholders' equity	$ 15,752	$ 15,644